Exhibit 99.2

Sangoma Technologies Corporation Form of Proxy – Special Meeting to be held on December 8, 2026 Trader’s Bank Building 1100, 67 Yonge Street Toronto ON M5E 1J8 Appointment of Proxyholder I/We being the undersigned holder(s) of Sangoma Technologies Corporation hereby appoint Charles Salameh, Chief Executive Officer of the Corporation OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein: as my/our appointee with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Special Meeting of Sangoma Technologies Corporation to be held virtually at 10:00 a.m. (Toronto Time) on December 8, 2026, or any adjournment or postponement thereof. 1. Special Resolution. To consider and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix C to the accompanying management information circular (the "Circular"), approving a plan of arrangement under section 182 of the Business Corporations Act (Ontario) involving the Corporation, 1001755979 Ontario Inc. and BRC Group Holdings, Inc., pursuant to an arrangement agreement dated September 28, 2026 among the Corporation, 1001755979 Ontario Inc. and BRC Group Holdings, Inc., all as more particularly described in the Circular. For Against Authorized Signature(s) – This section must be completed for your instructions to be executed. I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Signature(s): Date MM / DD / YY INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME:

This form of proxy is solicited by and on behalf of Management. Proxies must be received by 10:00 a.m. (Toronto time) on December 4, 2026. Notes to Proxy 1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent them at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse AND register that proxyholder by emailing appointee@odysseytrust.com by 10:00 a.m. (Toronto time) on December 4, 2026 (or, if the Meeting is adjourned or postponed, at least forty-eight hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) prior to the reconvened Meeting), providing the proxyholder’s contact information, the number of securities appointed and the name in which the securities are registered, so that Odyssey Trust Company may provide the proxyholder with a Username. Without a Username, the proxyholder may attend only as a guest and cannot vote or ask questions. 2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. To Vote Your Proxy Online please visit: https://vote.odysseytrust.com You will require the CONTROL NUMBER printed with your address to the right. If you vote by Internet, do not mail this proxy. You can attend the Meeting virtually by visiting https://meetings.lumiconnect.com and entering the Meeting ID 400-107-681-552 and password “sangoma2026” (case sensitive). For further information on the virtual Meeting and how to attend it, please view the Circular. To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at https://odysseytrust.com/ca-en/help/. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.